EXHIBIT 11 – COMPUTATION OF LOSS PER SHARE

(In thousands, except per share data)	Year Ended December 31,
	2014	2013	2012
NUMERATOR:
Net loss attributable to the Company – common shares	$(9,590)	$(48,460)	$(183,112)
Less: Participating securities dividends	-	2,566	8,456
Net loss attributable to the Company per common share – basic and diluted	$(9,590)	$(51,026)	$(191,568)
DENOMINATOR:
Weighted average common shares outstanding – basic	358,565	357,662	356,915
Effect of dilutive securities:
Stock options and restricted stock (1)	-	-	-
Weighted average common shares outstanding – diluted	358,565	357,662	356,915
Net loss attributable to the Company per common share:
Basic	$(0.03)	$(0.14)	$(0.54)
Diluted	$(0.03)	$(0.14)	$(0.54)

(1)

8.5 million, 8.8 million, and 9.5 million stock options were outstanding at December 31, 2014, 2013 and 2012, respectively, that were not included in the computation of diluted earnings per share because to do so would have been anti-dilutive.